Exhibit (a)(11)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, SS.	SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT

:
ELEANOR TURBERG, On Behalf of Herself	:	08-1466
and All Others Similarly Situated,	:
	:	CA. No.
Plaintiff,	:
:
-v-	:
:
MILLENNIUM PHARMACEUTICALS,	:	CLASS ACTION COMPLAINT
INC.; DEBORAH DUNSIRE; ROBERT F.	:
FRIEL, A. GRANT HEIDRICH, III;	:	JURY TRIAL DEMANDED
CHARLES J. HOMCY, M.D.; RAJU S.	:
KUCHERLAPATI, Ph.D.; JEFFREY M.	:
LEIDEN, M.D.; MARK J. LEVIN; ;	:
NORMAN C. SELBY; KENNETH E. WEG;	:
and ANTHONY WILD, Ph.D.,	:	[STAMP]
:
Defendants.	:
:
:
:

                Plaintiff, Eleanor Turberg, by her attorneys, alleges upon personal knowledge as to her own acts, and as to all other matters upon information and belief as follows:

NATURE AND SUMMARY OF THE ACTION

1.             This is a shareholder class action brought by plaintiff on behalf of holders of Millennium Pharmaceuticals, Inc. (“Millennium” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Millennium common stock by Takeda Pharmaceutical Company Limited (“Takeda”), as detailed herein (the “Buyout”). Plaintiff alleges that in pursuing this unlawful plan to sell Millennium based on a flawed sales process and for grossly inadequate consideration, each of the Defendants violated applicable law by directly breaching and/or aiding and abetting the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

JURISDICTION AND VENUE

2.           The Court has personal jurisdiction over the Defendants because all Defendants reside and/or transact significant commerce within the Commonwealth of Massachusetts, and Defendant Millennium is headquartered in Massachusetts. Venue is proper pursuant to M.G.L., c.223, §1, as Defendant Millennium has its principal place of business in Middlesex County.

THE PARTIES

3.           Plaintiff Eleanor Turberg owns common stock of Millennium and has owned such shares continuously since prior to the wrongs complained of herein.

4.           Defendant Millennium is a corporation organized and existing under the laws of the state of Delaware, with its executive offices located at 40 Landsdowne Street, Cambridge, Massachusetts 02139. Founded in 1992, Millennium is one of the world’s top biopharmaceutical companies, focusing on the development of novel product candidates in oncology and inflammation. Currently, the Company markets VELCADE (bortezomib)-a novel, market- leading oncology product approved in more than 85 countries. For fiscal year 2007, Millennium reported total revenues of approximately $528 million. Millennium common stock is traded on the NASDAQ under the symbol “MLNM.”

5.           Defendant Deborah Dunsire, M.D. (“Dunsire”) serves is a member of the Board and is the Company’s President and Chief Executive Officer (“CEO”).

6.             Defendant Robert F. Friel (“Friel”) is a member of the Board. Friel also serves as the CEO and President of PerkinElmer, Inc.

7.             Defendant A. Grant Heidrich, III, (“Heidrich”) is a member of the Board.

8.             Defendant Charles J. Homcy, M.D., (“Homcy”) is a member of the Board.

9.             Defendant Raju S. Kucherlapati, Ph.D, (“Kucherlapati”) is a member of the Board.

10.           Defendant Jeffrey M. Leiden, M.D., Ph.D., (“Leiden”) is a member of the Board.

11.           Defendant Mark J. Levin (“Levin”) is a member of the Board. Previously, Levin served as the President and Chief Executive Officer of Millennium Pharmaceuticals, Inc. from its inception to 2005. Levin also served as chairman of the board of directors of Millennium from March 1996 to 2005.

12.           Defendant Norman C. Selby (“Selby”) is a member of the Board.

13            Defendant Kenneth E. Weg (“Weg”) is a member of the Board.

14.           Defendant Anthony Wild, Ph.D. (“Wild”) is a member of the Board.

15.           The individual directors of Millennium described above are collectively referred to herein as the “Individual Defendants.”

16.           The Individual Defendants owe fiduciary duties including good faith, loyalty, fair dealing, due care and candor to Millennium and its shareholders.

17.           The Individual Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

18.         Each Individual Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19.         In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

20.         In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Millennium , are obligated to refrain from:

(a)          participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)         participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)          unjustly enriching themselves at the expense of or to the detriment of the public shareholders.

21.         Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Buyout, violated the fiduciary duties owed to plaintiff and the other public shareholders of Millennium, including their duties of loyalty, good faith, candor and independence, in so far as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

CLASS ACTION ALLEGATIONS

22.         Plaintiff brings this action individually and as a class action, pursuant to Mass. R. Civ. P. 23, on behalf of all holders of Millennium common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

23.         This action is properly maintainable as a class action, pursuant to Mass. R. Civ. P. 23.

24.           The Class is so numerous that joinder of all members is impracticable. As of February 22, 2008, 324,850,168 shares of Millennium Company Common Stock were issued and outstanding. The actual number of public shareholders of Millennium will ascertained through discovery.

25.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

(a)           whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Buyout;

(b)           whether the Individual Defendants are engaging in self-dealing in connection with the Buyout;

(c)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Buyout;

(d)           whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Millennium;

(e)           whether Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Buyout, including the duties of good faith, diligence, honesty and fair dealing;

(f)            whether the Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(g)           whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

26.           Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

27.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

28.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29.           Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

30.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.           Company Background

31.           Founded in 1993 and headquartered in Cambridge, Massachusetts, Millennium is a biopharmaceutical company which engages in the discovery, development, and commercialization of medicines for cancer, inflammatory bowel, and other inflammatory diseases.

32.         Since its foundation in 1993, Millennium had been highly successful in landing lucrative research and development contracts with major pharmaceutical firms. The Company was able to forge numerous alliances with major pharmaceutical companies in an effort to target specific diseases. This allowed Millennium to leverage its advanced drug discovery technology platform to enable researchers to quickly identify genes that may be associated with a particular disease, resulting in significant royalties from these major strategic partners. For example, Millennium has: developed a gene-based assay for Roche to screen for obesity drug candidates; identified a gene involved in the development of type II diabetes, triggering a milestone payment from Hoffman-LaRoche; developed a gene-based test developed for Eli Lilly and Company was used to identify atherosclerosis drug candidates.

33.         After gaining valuable experience in genomics, Millennium researchers developed a way to narrow down the number of target genes. In September 1998 the Company landed a $465 million, five-year deal, with Bayer AG under which Millennium was to deliver 225 genomics-based proteins targeting cardiovascular diseases, cancer, osteoporosis, pain, liver fibrosis, hematology, and viral infections. Although Millennium still had no products on the market, Millennium was able to post a $10.3 million profit for the year because of its pharmaceutical agreements.

34.         This changed after the Company agreed to a $750 million stock acquisition of LeukoSite Inc., providing latter-stage drug development capabilities as well as several possible drugs in clinical and late-stage preclinical development. In June 2000 Millennium landed another major deal with France’s Aventis SA, Europe’s fourth largest pharmaceutical valued at $450 million in a complex five-year deal that called for the two parties to create, develop, and market a new line of anti-inflammatory drugs to treat such diseases as rheumatoid arthritis, asthma, and certain allergies. The two companies would share profits equally in any drugs sold in the United States and Canada, and Millennium was to receive a royalty in all other markets.

35.           In 2001, Millennium had its first drug on the market, Campath, used to treat chronic lymphocytic leukemia. By the end of 2001 Millennium also completed its largest acquisition, a stock swap valued at $2 billion for San Francisco-based Cor Therapeutics, which had ten drugs in human clinical testing and several others on the verge of entering that stage.

36.           In a December 2001 interview with Technology Review, defendant Levin was candid about his lofty plans for Millennium: “Over the next five to 10 years, our goal is to become a company that’s leading the world in personalized medicines, a company that is leading the world in productivity, a company with a value of over $100 billion, a company that has five to 10 products on the market that are making a big difference in people’s lives, a company with the strongest pipeline in the entire industry.”

37.           In 2005, the Company refined its business strategy to focus on advancing key growth assets including Velcade, a potential blockbuster drug which is part of a class of drugs called protease inhibitors, which block key processes in cancerous cells and cause them to die.

38.           In recent years, the company has offered Velcade for the treatment of patients with multiple myeloma. The Company’s 2006 Annual Report told shareholders that “the power of VELCADE remains unchallenged—it is the only single treatment proven to help patients with previously treated multiple myeloma live longer.”

39.         The Company has been clear in statements to shareholders that “[w]e believe that VELCADE may have broad applications in the treatment of cancer beyond its currently approved indications.” Accordingly, among the Company’s recent announced goals has been to advance three VELCADE Phase III multiple myeloma frontline trials and the Phase III relapsed indolent non-Hodgkin’s lymphoma trial toward the goal of supplementary new drug application filings.

40.         Additionally, the Company has collaboration agreements with Ortho Biotech Products, Inc. for the commercialization of VELCADE; Johnson & Johnson Pharmaceutical Research & Development, L.L.C. for the clinical development of VELCADE; Schering Corporation, Schering-Plough, Ltd., and GlaxoSmithKline plc for marketing INTEGRILIN; and Sanofi-Aventis Group for the joint discovery, development, and commercialization of small molecule drugs for the treatment of inflammatory diseases.

41.         On December 10, 2007, The Boston Globe reported that the Velcade, is shaping up to be a potential blockbuster. According to the article:

Shares in the Cambridge biotechnology company’s stock recently hit a three-year high after Millennium reported surprisingly robust sales for the cancer drug, the company’s only drug on the market.

Analysts say doctors are increasingly relying on Velcade to treat two types of cancer, multiple myeloma and mantle cell lymphoma. This week, Millennium plans to present additional studies showing the drug’s effectiveness at a medical conference in Atlanta.

‘There’s a lot of momentum for the drug,’ said Dr. Nancy Simonian, the company’s chief medical officer.

Millennium recently estimated US sales alone will grow 20 percent this year, to $265 million, higher than initially expected. And a Cowen & Co. analyst, Rachel McMinn, predicted in a research report that US sales will probably climb to $420 million by 2009. McMinn predicted international sales will increase from roughly $500 million this year to $921 million in 2009, giving Velcade well over the $1 billion in annual worldwide sales that’s used to define blockbuster in the pharmaceutical industry.

                42.           In addition to Velcade, the Company’s clinical and late preclinical development product candidates include MLN0518, a small molecule inhibitor of the receptor tyrosine kinases for acute myeloid leukemia, glioma, and prostate cancer; MLN8054/MLN8237, a small molecule inhibitor of the Aurora A kinase for malignancies; MLN4924, a small molecule inhibitor of Nedd8 activating enzyme for malignancies; MLN2238, a second generation proteasome small molecule inhibitor for malignancies; MLN0002, a humanized monoclonal antibody directed against the alpha4beta7 integrin for ulcerative colitis Crohn’s disease; MLN 1202, a humanized monoclonal antibody directed against CCR2 for multiple sclerosis; MLN3897/3701, small molecule CCR1 inhibitors for the treatment of chronic inflammatory diseases; MLN0415, a small molecule inhibitor of IKKbeta for inflammatory diseases; and MLN6095, a small molecule CrTh2 receptor antagonist for asthma.

                43.           Since the Company’s inception, Millennium has grown significantly. The Company currently has 996 full-time employees and has reported revenues in December 2007 of over $527 million.

                44.           On March 18, 2008 shares of Millennium rose after Cowen and Co. analyst Rachel McMinn noted she expected sales of the Company’s key Velcade drug to rise. McMinn, in a note to investors, said sales of the blood-cancer treatment Velcade are likely tracking ahead of Wall Street expectations and she expects first-quarter sales of $77.4 million.

                45.           Moreover, on March 28, 2008, David Khani, director of research at FBR Capital Markets recommended purchasing Millennium common stock noting “It’s market share is going to double or triple in the cancer space.”

B.            The Buyout

                46.           On April 10, 2008, Millennium issued a press release announcing that it had signed a definitive merger agreement with Takeda to be taken private in a deal valued at approximately $8.8 billion. Under the terms of the Buyout, shareholders of Millennium will receive $25 in cash for each share of Millennium stock owned.

                47.           Specifically, the Merger Agreement, entered by and among the Company, Takeda America Holdings, Inc., a New York corporation wholly owned by Takeda, (“Parent”), and Mahogany Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will commence a tender offer to acquire all of the outstanding shares of common stock of the Company at a purchase price of $25.00 per share, net to the holder in cash, subject to any required withholding of taxes.

                48.           Pursuant to the Merger Agreement, at the effective time of the Merger or as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) and the Company will become a wholly-owned subsidiary of Parent. In the Merger, the shares of the Company remaining outstanding following the consummation of the Offer, other than shares held by Parent or its subsidiaries or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Offer Price.

                49.           Upon completion of the Proposed Transaction, Millennium will become a wholly-owned subsidiary of Takeda, and will continue operations in Cambridge Massachusetts, as a standalone business unit.

                50.           Commenting on the Buyout, Yasuchika Hasegawa, President of Takeda defendant stated:

Millennium greatly strengthens Takeda’s global oncology portfolio, led by the flagship product VELCADE, and further enhances its pipeline with clinically differentiated, high-quality product candidates, . .. . Takeda is committed to becoming a global leader in oncology by delivering novel therapies that improve the standards of care for patients. Millennium has strong discovery, development and commercial capabilities led by a well-established management team. We are pleased that Dr. Deborah Dunsire, Millennium President and Chief Executive Officer, and the current management team intend to continue to lead the Company. Our strong desire is to retain Millennium employees, who have created an entrepreneurial and innovative.

                51.           The $25.00 cash per share offered in the Buyout is unfair and grossly inadequate because, among other things, the intrinsic value of Millennium common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings.

                52.           On April 10, 2008, after the announcement of the Buyout, Millennium announced that sales of its blood cancer treatment Velcade rose 42 percent during the first quarter to $83.5 million. According to the press release, “[t]hese results represent a 13 percent increase over fourth-quarter 2007 and a 42 percent increase over the first-quarter 2007, significantly exceeding the U.S. Wall Street analyst consensus estimate. Commenting on these results, Dunsire stated:

VELCADE sales continue to strengthen, driven primarily by greater use in patients with relapsed multiple myeloma, . . . We expect to see further sales acceleration should the FDA approve VELCADE for, and after we begin to promote for use in patients with, newly diagnosed multiple myeloma. The FDA decision date is June 20, 2008. We believe an approval could potentially double the number of patients with multiple myeloma eligible to benefit from VELCADE.

                53.           Commenting on the Buyout, Thomas Weisel & Co financial analysts noted in a research report that “Velcade is the prized asset in the transaction.” Thomas Weisel’s analysis pegged worldwide sales of Velcade as approaching $1 billion for fiscal 2008. This forecast is based on the assumption that the drug will receive U.S. approval as a front-line treatment of multiple myeloma in June as well as European clearance during the second half of the year.

                54.           By carefully timing the announcement of the Buyout prior to Millennium’s First Quarter 2008 sales, defendants were able to claim that the $25 proposed price represented a substantial premium of 53%. The defendants, however, timed the announcement of the Buyout so that the rise in Millennium’s share price due to the takeover announcement would mask the inevitable rise due to the positive news about Velcade.

                55.           By manipulating the timing of the takeover announcement, the defendants are attempting to mislead the public shareholders of Millennium into believing that the $25 offer represented a substantial premium over Millennium’s true value.

                56.           The Merger Agreement also provides that, upon termination under specified circumstances, the Company would be required to pay Parent a termination fee of $247.30 million. The excessive nature of the termination fee operates as a deterrent to other potential bidders.

                57.           Moreover, the Company has agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company and to certain restrictions on its ability to respond to any such proposal.

                58.           The Defendants have breached their fiduciary duties to Millennium stockholders by causing the Company to enter into the Buyout that provides for the sale of Millennium at an unfair price, based on an unfair sales process, and deprives Millennium public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached their fiduciary duties by not taking adequate measures to ensure that the interests of Millennium public shareholders are properly protected from overreaching by Defendants.

                59.           Plaintiff and the Class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and carrying out the Buyout.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

                60.           Plaintiff repeats and realleges each allegation set forth herein.

                61.           The Defendants have violated fiduciary duties of care, loyalty, candor and independence owed to a public shareholders of Millennium and have acted to put their personal interests ahead of the interests of Millennium shareholders.

                62.           By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Millennium.

                63.           The Individual Defendants have violated their fiduciary duties by entering into a transaction with Takeda without regard to the fairness of the transaction to

Millennium shareholders. Defendant Millennium directly breached and/or aided and abetted the other Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Millennium stock.

                64.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Millennium because, among other reasons:

                                (a)           they failed to take steps to maximize the value of Millennium to its public shareholders and they took steps to avoid competitive bidding to cap the price of Millennium stock and to give Takeda an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

                                (b)           they failed to properly value Millennium; and

                                (c)           they are favoring the Buyout over other potential transactions because of loyalties to certain insiders and/or current management;

                65.           Because the Individual Defendants dominate and control the business and corporate affairs of Millennium, and are in possession of private corporate information concerning Millennium’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Millennium which makes it inherently unfair for them to pursue any Buyout wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

                66.           By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

                67.           As a result of the actions of Defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Millennium’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

                68.           Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Buyout which will exclude the Class from its fair share of Millennium’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

                69.           Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

                70.           As a result of the Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Millennium’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Buyout is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class; will not engage in arm’s-length negotiations on the Buyout terms; and may consummate the Buyout, all to the irreparable harm of the members of the Class.

                71.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

                WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against Defendants as follows:

                1)             Declaring that this action is properly maintainable as a class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel;

                2)             Declaring and decreeing that the Buyout was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

                3)             Enjoining Defendants from proceeding with the Buyout;

                4)             Enjoining Defendants from consummating the Buyout, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

                5)             Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

                6)             Rescinding, to the extent already implemented, the Buyout or any of the terms thereof;

                7)             Awarding plaintiff and the Class appropriate damages;

                8)             Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

                9)             Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

                                Plaintiff demands a trial by jury on all issues so triable.

Dated: April 10, 2008	GILMAN & PASTOR, LLP

By: /s/ David Pastor

David Pastor (BBO #391000)
Daniel D’Angelo (BBO #630321)
225 Franklin Street, 16th Floor
Boston, Massachusetts 02110
Tel: 617-742-9700
Fax: 617-742-9701

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
369 Lexington Avenue, 10th Floor
New York, New York 10017
Tel: 212-983-9330
Fax: 212-983-9331

Attorneys for Plaintiff